July 19, 2023

Alexandra Barone/ Jan Woo

Megan Akst/ Christine Dietz

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Angkasa-X Holdings Corp.
Amendment No. 2 to Registration Statement on Form F-1
Filed July 3, 2023
File No. 333-268366

Dear Ms. Woo, Barone, Akst and Dietz,

On behalf of our client, Angkasa-X Holdings Corp. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 11, 2023. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

* * *

Amendment No. 2 to Registration Statement on Form F-1

Risk Factors

Risks Related to Our Business and Industry

“We are heavily dependent...”, page 33

1. Revise your risk factor to disclose significant customer concentrations for all periods included in the filing. In addition, please revise to provide this information in “Note 16. Concentration of Risk” of your audited financial statements in accordance with ASC 280-10-50-42.

Response:

We have revised the Company’s risk factor to disclose significant customer concentrations for all periods included in the filing on page 33 of the Revised Registration Statement. We have also revised “Note 16. Concentration of Risk” of the Company’s audited financial statements to ensure it is in accordance with ASC 280-10-50-42.

Dilution, page 56

2. You state in your response to prior comment 4 that there will be no underwriter discount and offering expenses for the shares offered as you do not have an underwriter. However, you refer to the “net proceeds of the Offering” and we note your disclosure on page 134 refers to expenses related to the offering. Please advise or revise accordingly.

Response:

We wish to clarify that the Company does not have an underwriter and accordingly, does not have underwriter-related expenses. However, the Company does have offering expenses set forth on page 134.

Signatures, page 139

3. With your next amendment, please ensure that the registration statement is signed by at least a majority of the board of directors. See Instruction 1 to Signatures of Form F-1.

Response:

We have ensured that a majority of the board of directors of the Company have signed the Revised Registration Statement.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW